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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1

 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                            ------------------------

                            ML MEDIA PARTNERS, L.P.

                           (Name of Subject Company)

                               SMITHTOWN BAY, LLC

                      a Delaware limited liability company

                        GLOBAL CAPITAL MANAGEMENT, INC.,
                             A DELAWARE CORPORATION
                                    (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                   55307J102
                     (CUSIP Number of Class of Securities)

                            ------------------------

                               THOMAS A. SCHMIDT
                        601 CARLSON PARKWAY - SUITE 200
                          MINNETONKA, MINNESOTA 55305
                                 (612) 476-7200
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                            ------------------------

                           CALCULATION OF FILING FEE

       TRANSACTION VALUATION*               AMOUNT OF FILING FEE
             $8,550,000                          $1,710.00

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 9,000 Units of Limited Partnership Interests ("Units") at $950 per Unit net in cash. The amount of the filing fee, calculated in accordance with Regulation 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of Units assumed to be purchased.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not Applicable   Filing Party:  Not Applicable
Form of Registration No.:  Not Applicable   Date Filed:    Not Applicable

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                                  Page 1 of 7
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
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CUSIP NO. 55307J102                                                        PAGE 2 OF 7 PAGES
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
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1.         Names of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons
           Smithtown Bay, LLC
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2.         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                             (a) / /
                                                                                             (b) / /
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3.         SEC Use Only
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4.         Sources of Funds (See Instructions)
           WC
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5.         Check if Disclosure of Legal Proceedings is Required Pursuant to                      / /
           Items 2(e) or 2(f)
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6.         Citizenship or Place of Organization
           State of Delaware
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7.         Aggregate Amount Beneficially Owned By Each Reporting Person
           9,361
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8.         Check if the Aggregate in Row (7) Excludes Certain Units (See Instructions)           / /
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9.         Percent of Class Represented by Amount in Row (7)
           4.98
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10.        Type of Reporting Persons (See Instructions)
           OO
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

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
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CUSIP NO. 55307J102                                                        PAGE 3 OF 7 PAGES
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
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1.         Names of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons
           Global Capital Management, Inc.
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2.         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                             (a) / /
                                                                                             (b) / /
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3.         SEC Use Only
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4.         Sources of Funds (See Instructions)
           WC
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5.         Check if Disclosure of Legal Proceedings is Required Pursuant to                      / /
           Items 2(e) or 2(f)
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6.         Citizenship or Place of Organization
           State of Delaware
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7.         Aggregate Amount Beneficially Owned By Each Reporting Person
           9361
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8.         Check if the Aggregate in Row (7) Excludes Certain Units (See Instructions)           / /
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9.         Percent of Class Represented by Amount in Row (7)
           4.98
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10.        Type of Reporting Persons (See Instructions)
           CO
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

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ITEM 1. SECURITY AND SUBJECT COMPANY

    (a) The name of the subject company is ML Media Partners, L.P., a Delaware limited partnership, and the address of its executive offices is World Financial Center, South Tower, 14th Floor, New York, New York 10080-6114, Telephone (212) 236-6577.

    (b) The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

    This Schedule 14D-1 relates to a tender offer by Smithtown Bay, LLC, a Delaware limited liability company ("Purchaser"), to purchase 9,000 Units of Limited Partnership Interests ("Units") of ML Media Partners, L.P., a Delaware limited partnership (the "Partnership"), at $950 per Unit, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 27, 1998, and the related Agreement of Transfer and Sale (which together constitute the "Offer"), which are attached to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference.

    (c) The information set forth in the "Introduction" and Section 7 ("Purpose and Effect of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

    (a)-(d) and (g) The information set forth in the "Introduction," Section 11 ("Certain Information Concerning the Purchaser"), Section 12 ("Source and Amount of Funds") and Schedule 1 of the Offer to Purchase is incorporated herein by reference.

    (e)-(f) During the last five years, neither the Purchaser, nor to the best of their knowledge, any of their respective executive officers and directors listed in Schedule 1 of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

    (g) The information set forth in Schedule 1 to the Offer to Purchase is incorporated herein by this reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

    (a) Not applicable.

    (b) The information set forth in Section 9 ("Past Contacts and Negotiations with General Partners") of the Offer to Purchase is incorporated herein by this reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (b) Not applicable.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

    (a)-(g) The information set forth in the "Introduction," Section 7 ("Purpose and Effects of the Offer") and Section 8 ("Future Plans") of the Offer to Purchase are incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a)-(b) The information set forth in the "Introduction" and Section 11 ("Certain Information Concerning the Purchaser") of the Offer to Purchase are incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

    The information set forth in Section 9 ("Past Contracts and Negotiations With the General Partner") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RELATED, EMPLOYED OR TO BE COMPENSATED

    The information set forth in the "Introduction" and Section 15 ("Fees and Expenses") of the Offer to Purchase are incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

    Not applicable.

ITEM 10. ADDITIONAL INFORMATION

    (a) The information set forth in Section 9 ("Past Contracts and Negotiations With the General Partner") of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) The information set forth in the "Introduction," Section 7 ("Purpose and Effects of the Offer") and Section 14 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase are incorporated herein by reference.

    (d) Not applicable.

    (e) Not applicable.

    (f) Reference hereby is made to the Offer to Purchase and the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, which are incorporated in their entirety herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    (a)(1) -- Offer to Purchase, dated November 27, 1998.

    (a)(2) -- Agreement of Transfer and Sale.

    (a)(3) -- Cover Letter, dated November 27, 1998, from Purchaser to Unit Holders.

    (a)(4) -- Summary Publication.

    (b)  -- Not applicable.

    (c)(1) -- Confidentiality Agreement between Purchaser and the Partnership.

    (c)(2) -- Agreement between Purchaser and the Partnership regarding Federal Communication Commission requirements for ownership of Units, and amendment to such Agreement.

    (d)  -- Not applicable.

    (e)  -- Not applicable.

    (f)  -- Not applicable.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 1998        SMITHTOWN BAY, LLC

                                By:  Global Capital Management, Inc.,
                                     a Delaware corporation,
                                     its Manager

                                By:  /s/ MICHAEL J. FREY
                                     -----------------------------------------
                                     Michael J. Frey, Vice President

                                GLOBAL CAPITAL MANAGEMENT, INC.,
                                a Delaware corporation

                                By:  /s/ MICHAEL J. FREY
                                     -----------------------------------------
                                     Michael J. Frey, Vice President

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                                 EXHIBIT INDEX

                                                                                                               SEQUENTIAL
EXHIBIT NO.                                                 DESCRIPTION                                        PAGE NUMBER
-----------             -----------------------------------------------------------------------------------  ---------------
    (a)(1)   --         Offer to Purchase, dated November 27, 1998.

    (a)(2)   --         Agreement of Transfer and Sale.

    (a)(3)   --         Cover Letter, dated November 27, 1998 from Purchaser to Unit Holders.

    (a)(4)   --         Summary Publication.

       (b)   --         Not applicable.

    (c)(1)   --         Confidentiality Agreement between Purchaser and the Partnership.

    (c)(2)   --         Agreement between Purchaser and the Partnership regarding Federal Communication
                        Commission requirements for ownership of Units, and amendment to such Agreement.

       (d)   --         Not applicable.

       (e)   --         Not applicable.

       (f)   --         Not applicable.

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